GLOBAL CONDIMENTS, INC. 415 East Calder Way State College, PA (814) 237-0134

April 9, 2010

Mr. H. Christopher Owings
Mr. Milwood Hobbs
Mr. James Allegretto
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Global Condiments, Inc.
Registration Statement on Form S-1
File No. 333-164285

Dear Mr. Owings, Mr. Hobbs and Mr. Allegretto:

Following are responses to your comment letter dated February 4, 2010.

Front Cover of Prospectus

1)	Question
We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust, or similar account.  Please revise the prospectus cover page to describe the effect of this on investors.  Refer to Item 1 of Form S-1 and Item 501(b)(8) of Regulation S-K.  Please make similar revisions under the heading “Risk Factors – The money we raise in this offering…” on page 8 and “Plan of Distribution” on page 11.

Answer
We note your comment and as such have included disclosure on the front page of the Prospectus and have added the following risk factor.

The money we raise in this offering before the minimum amount is met will be held uncashed in a company safe, and could be within reach of creditors, which if accessed, such action could cause your investment to lose value or become worthless.

The money we raise in this offering before the minimum amount of $60,000 is sold, will be held uncashed in a company safe. Although we believe that creditors would not have access to it, there is a possibility they could gain access to the funds to satisfy liabilities of the company. If such access occurred, there is a possibility that the Company would not have them to refund to the investors if the minimum offering is not raised, which could cause the investment to lose value or become worthless.

2)	Question
Please disclose that the investors will not be able to cancel their subscription agreements or receive a refund.

Answer
We included such disclosure on the front page of the Prospectus and included the following risk factor.

Investors are not able to cancel their subscription agreements they sign, therefore losing any chance to change their minds.

Once the Company receives an investor’s subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

Prospectus Summary, page 4

3)	Question
Please disclose in this section that your auditors have issued a going concern opinion.

Answer We have included such in the Prospectus Summary and also referenced the Footnote disclosure.

Risk Factors, page 5

4)	Question
Please add a risk factor discussing any conflicts of interest that your sole officer and director may have as a result of his position and interests in Herlocher Foods, Inc.

Answer
We included a risk factor on our sole officer’s conflict of interest and it follows:

The officer of the Company is involved in other companies including his position and interest in Herlocher Foods, Inc., which is in similar lines of business, creating a conflict of interest.  In this event, the officer could make decisions that are not in the best interest of the shareholders of the Company.

The Director of the Company is or may become an officer or director of other food related companies.  To the extent that such other companies may participate in ventures in which the Company may participate, the director of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The Company and any officers and directors attempt to minimize such conflicts.  In determining whether or not the Company will participate in a particular venture where a conflict might arise, the director will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. It is possible that they make decisions which could adversely affect the price of the Company’s common stock and cause the price to be less than it might have been if the conflict were avoided.

Description of Business, page 12
5)	Question
You disclose that HFO is a wholly owned subsidiary of GLOBAL; however, it is unclear whether GLOBAL is an operating company or a holding company with no operations.  Please revise to clarify.

Answer
We have revised our Description of Business to clarify that GLOBAL is a holding company and HFO is an operating company of GLOBAL.

6)	Question
Please revise the beginning of your discussion to include an explanation of your relationship to Herlocher Foods, Inc.  Disclose whether you are the sole distributor of Herlocher Foods, Inc.’s products.  Also briefly describe Herlocher Foods, Inc.’s business and identify the owners and executive officer of this company.  Please disclose that 100% of your products are purchased from Herlocher Foods, Inc., and that it also provides you with office space, administration support and management services.  Describe the material terms of your agreements with Herlocher Foods, Inc..

Answer
We have revised the beginning of our discussion to include an explanation of our relationship with Herlocher Foods, Inc., and disclosed our distribution agreement.  We also disclosed the executive officers of Herlocher Foods, Inc., and that they provide us with office space, administration support and management services.

7)	Question
According to your disclosure in the filing the company you consummated the reverse merger with, Herlocher Foods Online, LLC, has been in existence since 2007.  Further it appears the accounting acquirer has had revenues in at least the prior 2 years.  Please revise your disclosure accordingly to remove the plan of operations disclosure as you are required to provide a discussion and analysis of the financial condition and results of operations to comply with the requirements of Item 303(b) of Regulation S-B.

Answer
We have revised our disclosure by removing the plan of operations and added further discussion and disclosure to comply with the requirements of Item 303(b) of Regulation S-B.

Consolidated Financial Statements

8)	Question
Revise your disclosure to provide a separate section on the type and nature of the critical accounting estimates you make each period along with a discussion of their variability and sensitivity to change each period.  Discus the factors that can cause fluctuations in the estimates and the judgments management is required to make that could have an impact on your results of operations.  If you believe you have no critical accounting policies, please indicate so in your discussion.

Answer
The Company does not have any critical accounting policies that have material levels of subjectivity and judgment necessary to account for highly uncertain matters and have included this disclosure in the appropriate section.

9)
Please revise your disclosure to provide in a separately captioned section, any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition.

Answer
The disclosure has been amended to state the Company does not have nor does it plan to have any off-balance sheet arrangements.

Capital Resources, page 17

10)
Revise your disclosure of capital commitments to clarify if you anticipate using funds for any capital expenditures during the next twelve months given the funds being raised through the initial public offering.  In this regard, you may want to expand what you mean by “…raise funds to expand its (your) business…” on page 16.

Answer
We have revised our registration statement to include in Capital Resources what capital expenditures we plan to purchase, depending on amount raised, and also disclosed it in the Use of Proceeds section on page 8.

Interest of Management and Others in Certain Transactions, page 20

11)	Please describe the basis on which Herlocher Foods, Inc. is a related party. Also identify the individual referred to in the fifth paragraph. See Item 404(a)(1) of Regulation S-K.

Answer
We have included in the disclosure the basis of the relation between Herlocher Foods, Inc., and HFO.

12)	Please file your agreements with Herlocher Foods Inc. as exhibits to your registration statement.

Answer
We have filed all agreements between Herlocher Foods, Inc., and HFO.  Those agreements are:
•	Administrative support / rent
•	Management support

There is no written contract for product purchases.

13)	Please provide the promoter and parent information required by Item 404(d)(2) and (3) of Regulation S-K.

Answer
We have included the parent information required by Item 404(d)(2) and (3) of Regulation S-K.  The Company has never used a promoter and does not plan to do so and disclosed this information in the filing.

Interim Unaudited Financial Statements

General

14)	Where applicable, please revise you interim financial statements as of September 30, 2009 to comply with the comments issued on your audited statements.

Answer
We have revised the registration statement to disclose our audited December 31, 2009 financial statements and footnotes.

Notes to Interim Consolidated Financial Statements

Note 1 – Nature of Activities and Significant Accounting Policies
Nature of Activities, History and Organization, page F-4

15)
We note your disclosure regarding the formation of Global Condiments, Inc. and the recapitalization completed in connection with the reverse merger transaction with Herlocher Foods Online, LLC as of September 17, 2009, a private operating company.  However, it is not clear to us how you reflected the reverse merger transaction in the restated capital accounts to record the net assets of Herlocher Foods Online, LLC as a separate line item in the statement of changes in stockholders’ equity as of September 30, 2009.  Accordingly, please provide us a schedule that combines the balance sheets and statement of operations of Herlocher Foods Online, LLC and GCI prior to the reverse merger transaction.  Please also explain to us if there were any expenses relating to the reverse merger and related capitalization, who paid them and how they are reflected in the financial statements presented in the Form S-1.

Answer
Please see the following table and comments that follow.

The statements of financial position of GCI and HFO immediately before the business combination:
	GLOBAL (Legal Parent Accounting Acquiree)	HFO (Legal Subsidiary Accounting Acquirer)
Current assets
Cash	$-	$8,409
Accounts receivable, net	-	3,014
Total assets	$-	$11,423

Current liabilities
Accounts payable – related party	$-	$1,010
Accounts expenses – related party	-	10,200
Total liabilities	-	11,210

Stockholders’ Equity
Preferred stock	-	-
Common stock	-	-
Additional paid in capital	-	-
Members’ capital	-	100
Retained earnings	-	113
Total liabilities and stockholders’ equity	$-	$213

GCI was a newly formed corporation created for the purpose of merging with HFO and had no assets or liabilities. The 7,000,000 common shares were issued to the 3 members of the HFO in exchange for 100% of their units. HFO was initially capitalized with $100. There are no other shareholders of GCI and since there were no assets or liabilities assumed in the transaction there is no line item for the recapitalization. The expenses of $735 incurred in connection with the reverse merger and recapitalization were recorded in GLOBALS’ books in general and administrative expenses.

Notes to Consolidated Financial Statements
Note 1 – Nature of Activities, History and Organization, page F-4

Fixed Assets, page F-15

16)
Your consolidated balance sheets as of December 31, 2008 and 2007 reports no fixed assets yet you have a policy description for fixed assets.  Please revise your note disclosure to indicate, if true, that this is your proposed accounting policy upon acquisition of fixed assets.

Answer
We have revised our disclosure to clarify that this is our proposed fixed asset policy.

Revenue Recognition, page F-15

17)
We note you disclose that products are shipped FOB shipping point and risk of loss transfers to the customer at the time of shipment.  Please explain to us the point in time when title to products sold passes.  Please also clarify whether any products are shipped directly from your suppliers (drop ship) without you taking possession of  the merchandise,

Answer
Currently Global shares a warehouse with Herlocher Foods, Inc., and has segregated space in that warehouse.  As disclosed in our Description of Business section following is the ordering / shipment process:
The customer utilizes HFO’s web portal at www.herlocher.com to place orders (note: there are an insignificant number of orders received via phone and fax):
1.	Customer accesses website
2.	Customer selects products to purchase which are then placed in their cart
3.	Customer pays (if a returning customer, he or she accesses their account, a new customer sets up an account).
4.	Order & payment confirmation is immediately available through the web portal (YAHOO service).
5.	HFO receives order confirmation and order is shipped via UPS within 24 hours

It is at point 5, when the order is shipped via UPS, that risk of loss transfers, as UPS assumes liability of damaged goods.  The product is staged in the Global segregated warehouse space prior to labeling and shipment.

Cost of Goods Sold, page F-15

18)
Please explain why you do not disclose on your consolidated balance sheets any inventory balances for products on hand or not yet shipped to the customer for any of the periods presented.  If you do not hold inventory please explain your basis for presenting sales and cost of sales on a gross basis.

Answer
We have not disclosed inventory at for the periods presented as sales volumes and timing of sales did not warrant the need for inventorying product.  We did not have any inventory on-hand at December 31, 2009 as the Company remained opened to fill all orders on December 31st for the holidays and reopened on January 4th, 2010.

Our basis for presenting sales and cost of sales on a gross basis is because the Company meets the requirements of EITF 99-19, specifically (but not limited to) paragraphs 7 through 9.
•	Paragraph 7: The Company is the primary obligator in the arrangement
o	The customer looks to HFO for fulfillment of the arrangement and to ensure satisfaction
•	Paragraph 8: The Company has general inventory risk
o	The customer has a right of return and the Company takes title to and assumes the risk and rewards of ownership if the product is returned (see returns allowance)
•	Paragraph 9: The Company has the ability to determine the price at which it sells the product

Also, as disclosed in the prior comment, we do take physical custody of all product before shipment.  Plus, now since our volume has begun to increase, we may need to keep some stock on-hand to fulfill some orders (at March 31, 2010 we had $2,800 of inventory on hand).

Note 4 – Financial Condition and Going Concern, Page F-12

19)
Please explain whether private placements, bank loans or sales of stock are management’s sole plans to alleviate the substantial doubt regarding your ability to continue as a going concern.  If not, please identify the viability of other courses of action such as loans from amazement.  If this is a reasonable possibility, please revise your disclosure to indicate if loans from management are a viable option to alleviate the substantial doubt to continue operating as a going concern as outlined in the Financial Codification of Auditing Standards Section 607.02.  Refer to Section 342.10 of the Financial Reporting Codification.

Answer
Loans from management are a viable option to alleviate the substantial doubt to continue operating as a going concern and we have revised the disclosure accordingly.

Part II

Undertakings, page 41

20)	Please revise the language in the undertakings to conform to the exact language required by Item 512 of Regulation S-K.

Answer
We have revised the disclosure to conform to the exact language required by Item 512 of Regulation S-K.

Exhibits

21)	Pleas file you legal opinion as Exhibit 5 rather than 11.1 and your consent of your auditors as Exhibit 23 rather than Exhibit 10.1.

Answer
We have refilled our legal opinion as Exhibit 5.

Exhibit 4.1 – Subscription Agreement

22)	Please tell us why the purchase price in paragraph 1 is $0.50 rather than $0.75, as reflected in the prospectus.

Answer
The Prospectus is correct at $0.75 and we have emended paragraph 1.

23)
Please tell us why the language in the first sentence of paragraph 4, which requires the investor to certify that he/she “understands “ that the shares have been registered under the Securities Act and under blue sky laws, is appropriate or delete this language.

Answer
That paragraph has been removed.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Charles C. Herlocher II
Charles C. Herlocher II
President